                                                                            1996
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K
(Mark One)

      [X]           ANNUAL REPORT PURSUANT TO SECTION 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996
                                       OR
      [_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

    For the Transition period from ________________to__________________

                    Commission File No. 33-32504 and 33-1329


                      INLAND STEEL INDUSTRIES THRIFT PLAN
                            (Full Title of the Plan)

                         INLAND STEEL INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
                            (State of Incorporation)
                                   36-3425828
                      (I.R.S. Employer Identification No.)

                    30 West Monroe Street, Chicago, Illinois
                    (Address of principal executive offices)
                                     60603
                                  (Zip Code)

       Registrant's telephone number, including area code: (312) 346-0300


================================================================================

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                           FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES
                            ----------------------

                          DECEMBER 31, 1996 and 1995
                          --------------------------

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------


                                                                     Page
                                                                     ----

Report of independent accountants                                      1

Financial statements:

  Statements of net assets available
   for plan benefits at December 31,
   1996 and 1995                                                       2

  Statement of changes in net assets
   available for plan benefits for the
   year ended December 31, 1996                                        3

  Statement of changes in net assets
   available for plan benefits for the
   year ended December 31, 1995                                        4

  Notes to financial statements                                     5-13

Supplemental schedules:

  Assets held for investment at
   December 31, 1996                                          Schedule I

  Aggregate transactions involving an amount
   in excess of 5% of the current value of
   plan assets for the year ended
   December 31, 1996                                         Schedule II

All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


      May 30, 1997

      To the Board of Directors of
      Inland Steel Industries, Inc.
      and the Participants in the
      Inland Steel Industries
      Thrift Plan

      In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Inland Steel Industries Thrift Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                PRICE WATERHOUSE LLP

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN
         BENEFITS WITH FUND INFORMATION AT DECEMBER 31, 1996 AND 1995
         ------------------------------------------------------------

    Assets                                                           1996               1995
    ------                                                           ----               ----
Investments:
  Inland Steel Industries Common Stock Fund:
    Inland Steel Industries common stock
     (829,710 shares and 673,315 shares at
      December 31, 1996 and 1995, respectively)                  $ 16,594,200       $ 16,917,039
    Cash                                                              725,598            501,662
                                                                 ------------       ------------
                                                                   17,319,798         17,418,701
                                                                 ------------       ------------
  Inland Steel Industries Series E ESOP Preferred Stock Fund:
     Shares allocated to participants
      (1,447,642 shares and 1,268,126 shares
      at December 31, 1996 and 1995, respectively)                 70,346,715         61,623,327
     Unallocated shares (1,633,148 shares
      and 1,850,475 shares at December 31,
      1996 and 1995, respectively)                                 79,361,194         89,921,990
                                                                 ------------       ------------
                                                                  149,707,909        151,545,317
                                                                 ------------       ------------
  Fidelity Stable Value Fixed Income Fund:
     Unallocated investment contracts                             239,868,519        255,059,484
     Pooled investment funds                                       15,737,891         12,291,123
                                                                 ------------       ------------
                                                                  255,606,410        267,350,607
                                                                 ------------       ------------

  Mutual Benefit Fund (Note 3)                                     13,713,382         13,099,995
  Fidelity U.S. Equity Index Portfolio                             68,628,045         50,855,014
  Fidelity Retirement Government Money Market Portfolio             6,597,214          7,172,392
  Fidelity Asset Manager                                           60,509,128         57,396,182
  Fidelity Magellan Fund                                           59,120,615         63,560,163
  Warburg Pincus Emerging Growth Fund                               8,509,895                 -
  Warburg Pincus International Equity Fund                          4,843,743                 -
                                                                 ------------       ------------
     Total investments                                            644,556,139        628,398,371
                                                                 ------------       ------------

Loans receivable from participants                                 13,691,128         13,699,977
Employer contributions receivable                                     262,894            266,744
Cash held by ESOP Trust (Note 5)                                    5,735,792          5,740,183
                                                                 ------------       ------------
     Total assets                                                 664,245,953        648,105,275
                                                                 ------------       ------------

    Liabilities
    -----------

Notes payable of ESOP Trust (Note 5)                              106,248,011        115,246,188
Interest payable                                                    4,570,768          4,928,793
Accrued administrative expenses                                        26,618             27,778
                                                                 ------------       ------------
     Total liabilities                                            110,845,397        120,202,759
                                                                 ------------       ------------

Net assets available for plan benefits                           $553,400,556       $527,902,516
                                                                 ============       ============


        The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996
          ----------------------------------------------------------

                                                                      Fidelity
                                                      Fidelity       Retirement                    Fidelity
                                         Mutual     Stable Value     Government      Fidelity     U.S. Equity      Fidelity
                                        Benefit     Fixed Income    Money Market      Asset          Index         Magellan
                                          Fund          Fund         Portfolio       Manager       Portfolio         Fund
                                          ----          ----         ---------       -------       ---------         ----
Sources of net assets:
  Employee contributions                    -        $ 5,794,112      $  392,220    $2,841,348    $ 2,886,138    $ 3,664,413
  Employer contributions                    -               -               -             -              -              -
  Interfund transfers                       -         (5,781,698)       (431,311)   (3,827,421)     5,970,784    (10,418,135)
  Loans repaid - principal                  -          3,030,226         132,665     1,087,342      1,069,236      1,309,761
                 interest                   -            475,400          18,807       156,060        150,429        187,657
  Investment income:
    Interest and dividend income        $809,704      15,764,090         332,271     4,771,776      1,692,052     10,107,508
    Realized gain (loss)                    -               -               -          379,731      1,162,577     (2,239,754)
    Unrealized gain (loss)                  -               -               -        1,836,708      9,475,522     (1,425,862)
                                        --------    ------------     -----------    ----------    -----------    -----------
      Total investment income (loss)     809,704      15,764,090         332,271     6,988,215     12,330,151      6,441,892
                                        --------    ------------     -----------    ----------    -----------    -----------
Total sources of net assets              809,704      19,282,130         444,652     7,245,544     22,406,738      1,185,588
                                        --------    ------------     -----------    ----------    -----------    -----------

Applications of net assets:
  Withdrawals                            196,317      27,358,360         932,015     3,110,782      3,445,611      4,379,789
  Loans issued                              -          3,583,462          86,316     1,014,194      1,184,274      1,243,283
  Interest expense - notes payable          -               -               -             -              -              -
  Management fees                           -             84,505           1,499         7,622          3,822          2,064
                                        --------    ------------     -----------    ----------    -----------    -----------
Total applications of net assets         196,317      31,026,327       1,019,830     4,132,598      4,633,707      5,625,136
                                        --------    ------------     -----------    ----------    -----------    -----------

Increase (decrease) in net assets       $613,387    ($11,744,197)    ($  575,178)   $3,112,946    $17,773,031   ($ 4,439,548)
                                        ========    ============     ===========    ==========    ===========    ===========

                                                                                       Inland Steel
                                         Warburg         Warburg       Inland Steel     Industries
                                          Pincus         Pincus         Industries     Series E ESOP
                                         Emerging     International       Common         Preferred
                                          Growth         Equity           Stock            Stock           Loan
                                           Fund           Fund             Fund            Fund            Fund           Total
                                           ----           ----             ----            ----            ----           -----
Sources of net assets:
  Employee contributions                $  524,655     $  258,216       $  291,560             -               -       $ 16,652,662
  Employer contributions                      -              -             416,775      $11,358,904            -         11,775,679
  Interfund transfers                    8,351,776      4,558,419        2,727,895       (1,150,309)           -               -
  Loans repaid - principal                 122,576         56,346          179,416             -        ($6,987,568)           -
                 interest                   17,427          8,915           29,439             -               -          1,044,134
  Investment income:
    Interest and dividend income            17,939        193,653          142,468       10,898,273            -         44,729,734
    Realized gain (loss)                   (76,454)        (5,907)        (841,839)            -               -         (1,621,646)
    Unrealized gain (loss)                 (45,654)       (58,485)      (1,968,897)            -               -          7,813,332
                                        ----------     ----------      -----------      -----------     -----------    ------------
      Total investment income (loss)      (104,169)       129,261       (2,668,268)      10,898,273            -         50,921,420
                                        ----------     ----------      -----------      -----------     -----------    ------------
Total sources of net assets              8,912,265      5,011,157          976,817       21,106,868      (6,987,568)     80,393,895
                                        ----------     ----------      -----------      -----------     -----------    ------------

Applications of net assets:
  Withdrawals                              327,931        138,738          836,059        4,258,278         475,500      45,459,380
  Loans issued                              74,373         28,656          239,661             -         (7,454,219)           -
  Interest expense - notes payable            -              -                -           9,324,071            -          9,324,071
  Management fees                               66             20             -              12,806            -            112,404
                                        ----------     ----------      -----------      -----------     -----------    ------------
Total applications of net assets           402,370        167,414        1,075,720       13,595,155      (6,978,719)     54,895,855
                                        ----------     ----------      -----------      -----------     -----------    ------------

Increase (decrease) in net assets       $8,509,895     $4,843,743      ($   98,903)     $ 7,511,713     ($    8,849)     25,498,040
                                        ==========     ==========      ===========      ===========     ===========

Net assets available for plan benefits:

  Beginning of year                                                                                                     527,902,516
                                                                                                                       ------------

  End of year                                                                                                          $553,400,556
                                                                                                                       ============

       The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995
          ----------------------------------------------------------

                                                                                Fidelity
                                                                 Fidelity      Retirement                       Fidelity
                                               Mutual          Stable Value    Government      Fidelity        U.S. Equity
                                               Benefit         Fixed Income   Money Market      Asset             Index
                                                Fund               Fund         Portfolio       Manager         Portfolio
                                             ------------     ------------   -------------     -----------    ------------
Sources of net assets:
 Employee contributions                            -          $  7,051,355   $     444,962     $ 3,202,981    $  2,355,001
 Employer contributions                            -                -               -               -               -
 Interfund transfers                               -             4,882,770       1,355,471      (7,716,609)      1,292,247
 Loans repaid - principal                          -             3,017,231         129,489       1,119,955         871,488
                interest                           -               467,602          18,920         163,795         124,293
 Investment income:
  Interest and dividend income               $    507,044       16,872,718         365,914       1,673,745       1,230,691
  Realized gain (loss)                             -                -               -              734,184       1,020,521
  Unrealized gain (loss)                           -                -               -            6,676,297      11,034,660
                                             ------------     ------------   -------------     -----------    ------------
    Total investment income                       507,044       16,872,718         365,914       9,084,226      13,285,872
                                             ------------     ------------   -------------     -----------    ------------
Total sources of net assets                       507,044       32,291,676       2,314,756       5,854,348      17,928,901
                                             ------------     ------------   -------------     -----------    ------------
Applications of net assets:
 Withdrawals                                      420,927       21,108,054         351,046       2,477,055       1,747,965
 Loans issued                                      -             3,874,290         150,933       1,050,810         824,548
 Interest expense - notes payable                  -                -               -               -               -
 Management fees                                   -                91,510             586           6,237           2,629
                                             ------------     ------------   -------------     -----------    ------------
Total applications of net assets                  420,927       25,073,854         502,565       3,534,102       2,575,142
                                             ------------     ------------   -------------     -----------    ------------
Increase (decrease) in net assets            $     86,117     $  7,217,822   $   1,812,191     $ 2,320,246    $ 15,353,759
                                             ============     ============   =============     ===========    ============

                                                                             Inland Steel
                                                              Inland Steel    Industries
                                                               Industries    Series E ESOP
                                               Fidelity          Common        Preferred
                                               Magellan           Stock          Stock            Loan
                                                 Fund             Fund           Fund             Fund           Total
                                             ------------      -----------   -------------     -----------    ------------
Sources of net assets:
 Employee contributions                      $ 3,660,943       $   324,753          -               -         $ 17,039,995
 Employer contributions                           -                403,717   $  10,467,486          -           10,871,203
 Interfund transfers                             398,371           101,636        (313,886)         -               -
 Loans repaid - principal                      1,229,419           195,728          -          ($6,563,310)         -
                interest                         172,875            23,296          -               -              970,781
 Investment income
  Interest and dividend income                 3,606,343           130,892      11,055,005          -           35,442,352
  Realized gain (loss)                         2,303,485        (1,720,657)         -               -            2,337,533
  Unrealized gain (loss)                      10,094,034        (4,119,270)         -               -           23,685,721
                                             -----------       -----------   -------------     -----------    ------------
    Total investment income                   16,003,862        (5,709,035)     11,055,005          -           61,465,606
                                             -----------       -----------   -------------     -----------    ------------
Total sources of net assets                   21,465,470        (4,659,905)     21,208,605      (6,563,310)     90,347,585
                                             -----------       -----------   -------------     -----------    ------------
Applications of net assets:
 Withdrawals                                   3,028,906           935,916       1,691,604         370,776      32,132,249
 Loans issued                                  1,178,773           165,744          -           (7,245,098)         -
 Interest expense - notes payable                 -                 -           10,027,237           -          10,027,237
 Management fees                                   2,679               598           8,949           -             113,188
                                             -----------       -----------   -------------     -----------    ------------
Total applications of net assets               4,210,358         1,102,258      11,727,790      (6,874,322)     42,272,674
                                             -----------       -----------   -------------     -----------    ------------
Increase (decrease) in net assets            $17,255,112       ($5,762,163)  $   9,480,815     $   311,012      48,074,911
                                             ===========       ===========   =============     ===========
Net assets available for plan
 benefits:

 Beginning of year                                                                                             479,827,605
                                                                                                              ------------
 End of year                                                                                                  $527,902,516
                                                                                                              ============

       The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:
--------------------------------

The Inland Steel Industries Thrift Plan ("Plan") is a defined contribution profit sharing (thrift-savings) plan which is available to all salaried, nonbargaining unit employees of Inland Steel Industries, Inc. ("Company") and certain of its subsidiaries and affiliates (the Company, the subsidiaries, and its affiliates collectively referred to as "Employers"). The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), was adopted effective January 1, 1975. In 1989, the Company amended the Plan to include an Employee Stock Ownership Plan ("ESOP"), effective January 1, 1990.

Employees electing to participate in the Plan may contribute up to fifteen percent of their base salary. Participants have the option of making contributions on a before-tax (limited to ten percent of base salary) and/or after-tax basis. The first five percent of participants' contributions (the "basic contribution") is matched as follows by the Employers. A participant who is an employee of the Company or its participating subsidiaries receives an allocation to his or her ESOP account of shares of Company Series E ESOP Convertible Preferred Stock ("Series E Preferred Stock") and, under certain circumstances, Company common stock, with a fair market value equal to such participant's basic contribution. Because employees of I/N Tek and I/N Kote (joint venture partnerships owned by subsidiaries of the Company and Nippon Steel Corporation) are not permitted by law to participate in the ESOP portion of the Plan, employer matching contributions for these employees are made in cash, which is then invested in Company common stock and credited to each participant's Inland Steel Industries Stock Fund ("Common Stock Fund") account. For purposes of determining the number of shares to be contributed to participant accounts, Company common stock is valued at the closing price per share on the New York Stock Exchange - Composite Transactions on the last day such stock was traded prior to the date of contribution. The Series E Preferred Stock is currently valued at $48.594 per share, as determined annually by an independent appraiser, plus accrued dividends.

Participants can designate the investment of their contributions in integral multiples of one percent in any of the Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity U.S. Equity Index Portfolio (during 1997, the name of this fund was changed to the Spartan U.S. Equity Index Portfolio), Fidelity Asset Manager, Fidelity Magellan Fund, Inland Steel Industries Common Stock Fund, Warburg Pincus Emerging Growth Fund or the Warburg Pincus International Equity fund. The Warburg Pincus Emerging Growth Fund and the Warburg Pincus International Equity became available as investment options for Plan participants effective May 6, 1996. Individual participant accounts are maintained for each investment fund as well as for individual ESOP accounts to record participant contributions, employer matching contributions, investment appreciation or depreciation, dividends and interest income. Dividends on shares of Company common stock and Series E Preferred Stock that have been allocated to individual participant accounts are credited to participant accounts in the form of additional shares of stock.

Participants vest immediately in their contributions and the earnings thereon. Participants with less than five years of vesting service become vested in the Company's matching contributions twenty-four months after the contributions are made. Participants become immediately vested in all of the Company's matching contributions upon the completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited. Nonvested Company contributed Series E Preferred Stock and shares of Company common stock that are forfeited are used to reduce future contributions by the Company. At December 31, 1996, 7,457 forfeited shares of Series E Preferred Stock were held by the Plan for future matching contributions.

After a participant's shares of common stock contributed by the Company have been held for at least twenty-four months, the participant may elect to reinvest these shares in any of the Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Asset Manager, Fidelity U.S. Equity Index Portfolio, Fidelity Magellan Fund, Warburg Pincus Emerging Growth Fund, or the Warburg Pincus International Equity Fund. Participants who have reached the age of fifty-nine and one-half years or who have become subject to certain distributable events may, at any time, transfer amounts allocated to their individual ESOP accounts or shares of common stock contributed by the Company to these other investment funds, subject to certain restrictions.

Participants may withdraw their contributions and the earnings thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service ("IRS").

Participants may borrow up to fifty percent of or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding their investment in the Mutual Benefit Fund (see Note 3 -Mutual Benefit Fund), for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the attainment of age seventy and one-half years. Participants receiving distributions from the Common Stock Fund or from their ESOP accounts may elect to receive such distributions in the form of whole shares of common stock, with fractional shares distributed in cash, or entirely in cash. Amounts attributable to a participant's interest in all other funds are distributed in cash.

Each participant has the right to confidentially direct the ESOP trustee to vote the shares of the Company's common stock and Series E ESOP Preferred Stock that have been allocated to the participant's accounts, whether or not vested. All undirected and unallocated shares are voted by the ESOP trustee in the same proportion as the shares actually directed by participants. All shares of Company stock in the Plan which are not allocated to participants' accounts will be tendered in proportion to the tender offer instructions made and deemed to be made by participants.

Description of the Series E Preferred Stock
-------------------------------------------

Shares of Series E Preferred Stock entitle holders to cumulative annual dividends of $3.523 per share, payable semi-annually. The Series E shares are convertible at the option of the holder into shares of the Company's common stock on a one-for-one basis, subject to certain adjustments. The Company may, at its option, redeem all or any portion of the Series E Preferred Stock at specified prices, but not less than $48.594 per share, plus all accrued and unpaid dividends to the redemption date. Holders of Series E Preferred Stock would be entitled to preference on distribution of Company assets over holders of Company common stock or any other class or series of stock junior to the Series E Preferred Stock.

Administration
--------------

The Plan is administered by the Inland Steel Industries Thrift Plan Committee ("Committee"), which consists of certain officers of the Company appointed by the Company's Board of Directors. The Harris Trust and Savings Bank served as the trustee of the Common Stock Fund and ESOP Preferred Stock Fund through June 30, 1996. Effective July 1, 1996, LaSalle National Trust N.A., now known as LaSalle National Bank, was appointed trustee of the Common Stock Fund and ESOP Preferred Stock Fund.

Fidelity Management Trust Company ("Fidelity") is Trustee under the Plan with responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants' accounts or assets within the appropriate investment option, as applicable.

This description summarizes major provisions of the Plan and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the Plan and additional information about the Plan may be requested from the Plan Administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Basis of accounting
-------------------

The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Investments and investment income
---------------------------------

Investments in Inland Steel Industries common stock are valued at the last reported sales price on the last business day of the year. Inland Steel Industries Series E Convertible Preferred Stock is currently valued at $48.594 per share, as determined at least annually by an independent appraiser, plus accrued dividends.

The Stable Value Fixed Income Fund consists of unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity. The unallocated investment contracts earned a fixed rate of return ranging from
2.00 percent to 8.55 percent in 1996 and are stated at contract value plus interest earned to date. All unallocated investment contracts individually represent less than five percent of the Plan's net assets at December 31, 1996 and 1995. The pooled investment funds, which consist of money market funds, are valued at cost plus interest earned to date, which approximates market value.

See Note 3 and Note 4 for a description of the accounting treatment with respect to the Mutual Benefit Fund and the Confederation Life contract, respectively.

The Fidelity U.S. Equity Index Portfolio is a pooled investment fund which invests in various common stocks. The net assets of this fund are valued at the closing market price on the last business day of the year for the individual securities held in the portfolio.

The Fidelity Retirement Government Money Market Portfolio consists of short term obligations issued or guaranteed by the U.S. Government. The assets in the fund are stated at cost plus interest, which approximates market value.

The Fidelity Asset Manager Fund is an asset-allocation fund which consists of a mix of short-term instruments, bonds and equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Magellan Fund consists of common stock and securities that are convertible into common stock. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Warburg Pincus Emerging Growth Fund invests in domestic common stocks of small and medium-sized companies. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Warburg Pincus International Equity Fund invests in international equity securities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the Statement of Changes in Net Assets Available for Plan Benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

Interest income is accrued as earned, and dividend income is recorded as of the record date.

Contributions and withdrawals
-----------------------------

The Employers must contribute, at a minimum, an amount at least equal to the principal and interest payments due on the Notes Payable of the ESOP Trust less any preferred dividends (see Note 5 - Notes Payable). Since these contributions are used for payments of principal and interest, they are not allocated to participants' accounts. Contributions are recorded in the period accrued by the Company.

Withdrawals and transfers are valued as of the close of the business day in which they occur.

Administrative expenses
-----------------------

Certain trustee fees, certain recordkeeping fees and the investment management fees of all funds except the ESOP Fund and the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

NOTE 3 - MUTUAL BENEFIT FUND:
----------------------------

The Plan maintains an unallocated investment contract with Mutual Benefit Life Insurance Company ("Mutual Benefit"). This contract was initially purchased in January 1989 as an investment of the Fixed Income Investment Fund. The stated terms of the contract include an interest rate of 8.75 percent per annum, with interest paid annually each December 31, and scheduled maturities of fifty percent of the contract value at September 30, 1991 and the remaining balance of the contract value plus any unpaid interest at March 31, 1992.

On July 16, 1991, Mutual Benefit was placed under rehabilitation directed by New Jersey insurance regulators and policy withdrawals and redemptions were suspended pending completion of this plan. Consequently, none of the scheduled maturity payments of the Plan's contract with Mutual Benefit have been received. Interest on the contract through December 31, 1990 has been received.

In response to Mutual Benefit being placed under rehabilitation, the Plan was amended, effective July 1, 1991, to segregate the carrying value of the Mutual Benefit contract, including accrued interest determined in accordance with the terms of the Mutual Benefit contract through June 30, 1991, into a separate fund, called the Mutual Benefit Fund. The amount credited to each participant's Mutual Benefit account was equal to the participant's proportionate interest in the carrying value of the Mutual Benefit Fund at June 30, 1991. No contributions, withdrawals, loans or transfers to or from the Mutual Benefit Fund are permitted, except in certain circumstances as described below. Loans, withdrawals and transfers are limited to the participants' vested balances in the Plan, as defined by the Plan, excluding the participants' balances in the Mutual Benefit Fund.

In November 1993, the Mutual Benefit rehabilitation plan was approved by the courts and in January 1994, the rehabilitation plan was finalized. In accordance with the terms of the rehabilitation plan, during March 1994, Plan participants were given the option of withdrawing their interests in the Mutual Benefit Fund at a reduced value (the "opt-out election") or participating in the rehabilitation plan (the "opt-in election"). Such withdrawal payments were made in September 1994 through a transfer to participants' Stable Value Fixed Income Fund accounts.

Participants who chose the opt-in election will be entitled to their full principal balance plus accrued interest, but will not receive any cash payments, except under certain circumstances, until after the end of the Rehabilitation Period on December 31, 1999. Opt-in participants will be credited with the contract interest rate of 8.75 percent for 1991, 4.0 percent for 1992, 3.5 percent for both 1993 and 1994, 3.55 percent for 1995 and 5.75 percent for 1996. Interest rates for future years will be determined annually based on the investment results of Mutual Benefit. At December 31, 1999, account balances attributed to opt-in participants are to be paid out. Principal and interest on the Mutual Benefit contract is reinsured by a group of insurance companies led by Metropolitan Life Insurance Company and Prudential Life Insurance Company. The carrying value of the portion of the Mutual Benefit contract related to the opt-in participants has not been reduced for any potential loss relating to this contract. At December 31, 1996, the carrying value of the Mutual Benefit Fund in the accompanying financial statements reflects the July 16, 1991 contract value, plus accrued interest through December 31, 1996 under the terms of the rehabilitation plan.

It may be possible under the rehabilitation plan for the Plan to withdraw its participation in the Mutual Benefit contract, however the amounts to be received from such withdrawal would be based on the liquidation value of Mutual Benefit assets at that time. Mutual Benefit may also permit individual participant withdrawals for retired participants, certain hardships, death or disability. However, the availability and amount of such withdrawals can only be determined upon the submission of a request to Mutual Benefit and its subsequent review of that request.

Certain unsecured creditors of Mutual Benefit challenged the rehabilitation plan shortly after its approval. In 1996, a settlement agreement was reached with the majority of these unsecured creditors, thereby reducing the possibility of the rehabilitation plan being overturned and any resulting adverse affects on the value of the Mutual Benefit Plan.

NOTE 4 - CONFEDERATION LIFE:
---------------------------

The Plan maintains an unallocated insurance contract with Confederation Life Insurance Company ("Confederation Life"). This contract was initially purchased as an investment of the Stable Value Fixed Income Fund in February 1993. The stated terms of the contract include an interest rate of 6.08 percent per annum, with interest paid annually each February, and a scheduled maturity of January 1, 1998.

In August 1994, following the placement of Confederation Life's Canadian operations under the regulatory control of the Canadian government, Michigan insurance regulators filed an order of rehabilitation against the U.S. Branch of Confederation Life Insurance Company.

In response to the seizure of Confederation Life, the trustee and investment manager of the Stable Value Fixed Income Fund (Fidelity) suspended the accrual of interest for the period August 12, 1994 to August 31, 1994 and, effective September 1, 1994, resumed interest accruals at an annual effective rate of 2.00 percent. The contract was not segregated from the Stable Value Fixed Income Fund and participants continue to have the right to make contributions, loans, transfers, and withdrawals to and from this fund. In October 1996, the Confederation Life rehabilitation plan was approved by the courts and in November 1996, the rehabilitation plan was finalized.

The carrying value of the Confederation Life contract in the accompanying financial statements reflects the principal amount of the contract of $5,000,000 plus accrued interest of $296,018 for the year ended December 31, 1996, in accordance with the terms stated above. The carrying value represented Fidelity's best estimate of the fair market value of this contract based on the financial information available as of December 31, 1996.

In accordance with the rehabilitation plan, during March 1997, the Plan elected to receive its contract payments including accrued interest in installments commencing in April 1997. As of May 30, 1997, the Plan has received contract payments totaling $5,908,981 from Confederation Life and state guaranty associations, and additional payments are expected to be minor. The excess of the contract payments received as compared to the carrying value of the Confederation Life contract at December 31, 1996 is due to the rate at which interest was accrued by the Plan and will be recognized as income over a twelve month period extending into 1998.

NOTE 5 - NOTES PAYABLE:
----------------------

In July 1989, the Company and Inland Steel Company ("ISC"), a wholly owned subsidiary of the Company, provided loans to the ESOP Trust of $146,913,160 and $3,086,800, respectively. The ESOP Trust used the proceeds of these loans to purchase 3,086,800 leveraged shares of Series E Preferred Stock from the Company. In September 1990, the ESOP Trust refinanced its loan from the Company through the private placement of notes totaling $146,913,160 with eighteen lenders. The notes are payable in semi-annual installments through July 2004, with an initial average interest rate of 8.65 percent per annum, and are guaranteed by Joseph T. Ryerson & Son, Inc., a majority owned subsidiary of the Company. The note due to ISC was repaid in installments during 1990 and 1991.

Interest and principal payments made by the ESOP Trust are funded by dividends paid by the Company on leveraged shares of the Series E Preferred Stock and additional contributions made by the Company. From time to time, the Company elects to provide additional shares of nonleveraged Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes.

Cash held by the ESOP Trust at December 31, 1996 and 1995 of $5,333,574 and $5,326,878, respectively, was used for payment of principal and interest due on the Notes Payable of the ESOP Trust. The remaining cash held by the ESOP Trust of $402,218 and $413,305 at December 31, 1996 and 1995, respectively, was used to purchase additional shares of nonleveraged Series E Preferred Stock that were allocated to participants' accounts.

NOTE 6 - TAX STATUS OF THE PLAN:
-------------------------------

On March 18, 1997, the IRS issued a favorable determination letter conditioned upon the adoption of a technical amendment with respect to the qualified tax status of the Plan, as amended, as of September 9, 1996. Such technical amendment was adopted by the Plan subsequent to March 18, 1997. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 7 - PLAN TERMINATION:
-------------------------

The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants' accounts, including all employer matching contributions, shall vest immediately. If the ESOP loans are outstanding at the time of termination, they shall be repaid in full through sale of all unallocated shares of the Series E Preferred Stock and any remaining proceeds of such sale shall be allocated to participants' individual ESOP accounts in proportion to shares credited to their ESOP accounts. The Trustees shall then direct the method and manner of distribution of the Plan's assets to participants or their beneficiaries.

                                                                                                                          SCHEDULE I
                                                                                                                          ----------
                                                                                                                       (Page 1 of 4)
                                                INLAND STEEL INDUSTRIES THRIFT PLAN
                                            ASSETS HELD FOR INVESTMENT AT PLAN YEAR-END
                                                         DECEMBER 31, 1996
                                                         -----------------


Identity of issue, borrower,                 Description of investment including                                          Current
 lessor or similar party                       maturity date, rate of interest                    Cost                     Value
  -----------------------                      -------------------------------                    ----                     -----
Cash held by ESOP Trust                                                                       $  5,735,792             $  5,735,792
                                                                                              ------------             ------------
Cash held by Common Stock Fund                                                                     725,598                  725,598
                                                                                              ------------             ------------
Receivables
-----------
 Loans to participants*                                                                                 -                13,691,128
 Contributions receivable                                                                          262,894                  262,894
                                                                                              ------------             ------------
   Sub-total - Receivables                                                                         262,894               13,954,022
                                                                                              ------------             ------------

Corporate Stocks - Common
-------------------------
 Inland Steel Industries, Inc.*                    829,710 shares common stock                  21,841,913               16,594,200
                                                                                              ------------              -----------
Corporate Stocks - Convertible Preferred
----------------------------------------
 Inland Steel Industries ESOP Series E*:
  Shares allocated to participants               1,447,642 shares preferred stock               70,346,715               70,346,715
  Unallocated shares                             1,633,148 shares preferred stock               79,361,194               79,361,194
                                                                                              ------------              -----------

   Sub-total - Convertible Preferred Stock                                                     149,707,909              149,707,909
                                                                                              ------------              -----------
Interest in Pooled Investment Funds
------------------------------------
 Fidelity Short-term Investment Fund*                                                           15,737,891               15,737,891
 Fidelity U.S. Equity Index Portfolio*           2,546,495 shares in pooled investment fund     49,285,995               68,628,045
 Fidelity Retirement Government Money Market*    6,597,214 shares in pooled investment fund      6,597,214                6,597,214
 Fidelity Asset Manager*                         3,673,900 shares in pooled investment fund     55,898,942               60,509,128
 Fidelity Magellan Fund*                           733,052 shares in pooled investment fund     55,602,683               59,120,615
 Warburg Pincus Emerging Growth Fund               256,168 shares in pooled investment fund      8,508,819                8,509,895
 Warburg Pincus International Equity Fund          232,425 shares in pooled investment fund      4,892,216                4,843,743
                                                                                              ------------              -----------
   Sub-total - Interest in Pooled Investment
    Funds                                                                                      196,523,760              223,946,531
                                                                                              ------------              -----------
Unallocated Investment Contracts
--------------------------------
 Bankers Trust                                   Synthetic Contract, due on various maturity     4,810,441                4,810,441
                                                 dates through 10-15-97, 5.02%

 Bankers Trust                                   Synthetic Contract, due on various maturity    10,027,863               10,027,863
                                                 dates through 11-25-98, 6.07%

 CDC Capital Inc                                 Synthetic Contract, due on various maturity    10,188,028               10,188,028
                                                 dates through 1-1-00, 7.78%



                                                                                                                          SCHEDULE 1
                                                                                                                          ----------
                                                                                                                       (Page 2 of 4)



                                                INLAND STEEL INDUSTRIES THRIFT PLAN
                                            ASSETS HELD FOR INVESTMENT AT PLAN YEAR-END
                                                         DECEMBER 31, 1996
                                                         -----------------



Identity of issue, borrower,                  Description of investment including                             Current
  lessor or similar party                       maturity date, rate of interest                  Cost          Value
----------------------------                  -----------------------------------                ----         -------

Unallocated Investment Contracts (Cont.)
--------------------------------
  Confederation Life                          Guaranteed Investment Contract, original       $ 5,296,018   $ 5,296,018
                                              maturity due on 1-1-98, 2.00%

  Combined Insurance                          Guaranteed Investment Contract, due              5,372,907     5,372,907
                                              on 3-31-99, 6.12%

  Deutsche Bank                               Synthetic Contract, due on various maturity      5,017,747     5,017,747
                                              dates through 12-15-99, 6.06%

  Deutsche Bank                               Synthetic Contract, due on various maturity      5,984,414     5,984,414
                                              dates through 1-15-99, 5.54%

  Hartford                                    Guaranteed Investment Contract, due in three    18,095,321    18,095,321
                                              installments on 1-1-97, 4-1-97,
                                              7-1-97, 5.25%

  J.P. Morgan                                 Synthetic Contract, due on various maturity      9,707,725     9,707,725
                                              dates through 1-15-01, 7.90%

  J.P. Morgan                                 Synthetic Contract, due on various maturity      9,847,408     9,847,408
                                              dates through 8-15-00, 7.85%

  J.P. Morgan                                 Synthetic Contract, due on various maturity     10,083,689    10,083,689
                                              dates through 12-15-97, 6.19%

  J.P. Morgan                                 Synthetic Contract, due on various maturity      9,106,547     9,106,547
                                              dates through 2-4-98, 7.02%

  Lincoln National                            Guaranteed Investment Contract, due              6,679,163     6,679,163
                                              on 4-1-97, 5.20%

  Lincoln National                            Guaranteed Investment Contract, due             11,163,271    11,163,271
                                              on 1-4-00, 5.85%

  Metropolitan Life                           Guaranteed Investment Contract, due on           4,056,308     4,056,308
                                              on 6-1-99, 6.42%

  Mutual Benefit Life Insurance Company       Group Annuity Contract GA-5016-002,             13,713,382    13,713,382
                                              original maturity schedule for two
                                              installments due on 9-30-91 and 3-31-92,
                                              original interest 8.75%


                                                                                                                          SCHEDULE 1
                                                                                                                          ----------
                                                                                                                       (Page 3 of 4)


                                                INLAND STEEL INDUSTRIES THRIFT PLAN
                                            ASSETS HELD FOR INVESTMENT AT PLAN YEAR-END
                                                         DECEMBER 31, 1996
                                                         -----------------


Identity of issue, borrower,                  Description of investment including                             Current
  lessor or similar party                       maturity date, rate of interest                  Cost          Value
----------------------------                  ----------------------------------                 ----         -------
Unallocated Investment Contracts (Cont.)
--------------------------------
  Pacific Mutual Life Insurance               Guaranteed Investment Contract, due in three   $12,424,153   $12,424,153
                                              installments on 3-31-98, 6-30-98,
                                              12-30-98, 7.00%

  Peoples Security Life                       Synthetic Contract, due on various maturity      5,080,428     5,080,428
                                              dates through 9-28-00, 6.77%

  Peoples Security Life                       Synthetic Contract, due on various maturity      4,058,386     4,058,386
                                              dates through 7-31-00, 6.67%

  Peoples Security Life                       Synthetic Contract, due on various maturity      9,415,264     9,415,264
                                              dates through 7-25-01, 7.68%

  Peoples Security Life                       Synthetic Contract, due on various maturity     11,589,751    11,589,751
                                              dates through 9-25-98, 8.19%

  Peoples Security Life                       Synthetic Contract, due on various maturity      3,813,020     3,813,020
                                              dates through 6-16-97, 8.55%

  Peoples Security Life                       Synthetic Contract, due on various maturity      7,952,985     7,952,985
                                              dates through 3-15-01, 5.81%

  Peoples Security Life                       Synthetic Contract, due on various maturity      2,394,814     2,394,814
                                              dates through 3-15-01, 5.81%

  Peoples Security Life                       Synthetic Contract, due on various maturity      2,456,151     2,456,151
                                              dates through 6-25-98, 7.58%

  Principal Mutual                            Guaranteed Investment Contract, due on           4,136,159     4,136,159
                                              7-02-01, 7.15%

  Principal Mutual                            Guaranteed Investment Contract, due on           2,269,133     2,269,133
                                              12-31-00, 7.00%

  Principal Mutual                            Synthetic Contract, due on various               5,107,194     5,107,194
                                              maturity dates through 8-30-01, 7.23%

  Protective Life                             Guaranteed Investment Contract, due             11,252,714    11,252,714
                                              on 10-1-97, 6.99%

  Provident Life                              Guaranteed Investment Contract, due             14,143,659    14,143,659
                                              on 4-1-98, 6.10%



                                                                                                                 SCHEDULE I
                                                                                                                 ----------
                                                                                                              (Page 4 of 4)


                                                INLAND STEEL INDUSTRIES THRIFT PLAN
                                            ASSETS HELD FOR INVESTMENT AT PLAN YEAR-END
                                                         DECEMBER 31, 1996
                                                         -----------------


Identity of issue, borrower,                              Description of investment including                               Current
 Lessor or similar party                                    maturity date, rate of interest                  Cost            Value
----------------------------                              -----------------------------------                ----            -----


Unallocated Investment Contracts (Cont.)
--------------------------------
   Safeco Life                                            Synthetic Contract, due on various             $  5,106,835   $  5,106,835
                                                          maturity dates through 8-31-00, 7.09%

   Security Life of Denver                                Guaranteed Investment Contract, due               3,017,901      3,017,901
                                                          on 8-31-99, 6.22%

   Union Bank of Switzerland                              Synthetic Contract, due on various               10,213,122     10,213,122
                                                          maturity dates through 11-8-98, 7.88%          ------------   ------------

        Sub-total - Unallocated Investment Contracts                                                      253,581,901    253,581,901
                                                                                                         ------------   ------------


           Total Assets                                                                                 $628,379,767    $664,245,953
                                                                                                        ============    ============

*Permitted party in interest transaction.

                                                                     SCHEDULE II
                                                                     -----------

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                  AGGREGATE TRANSACTIONS INVOLVING AN AMOUNT
                    IN EXCESS OF 5% OF THE CURRENT VALUE OF
               PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1996
               ------------------------------------------------


                                                                                   Expense                 Current value
                                                                                  incurred                  of asset on
     Identity of party        Description of    Purchase      Selling    Lease      with        Cost of     transaction   Net gain
         involved                 asset           price        price     rental  transaction     asset         date       or (loss)
---------------------------   --------------   -----------  -----------  ------  -----------  -----------  -------------  ---------

Series of Transactions
---------------------------
with the Same Party
---------------------------

Fidelity Management            Stable Value    $41,414,639                 -           -      $41,414,639    $41,414,639      -
 Trust Company                 Fixed Income                 $71,892,607    -           -       71,892,607     71,892,607      -
                                   Fund

Fidelity Management           Magellan Fund     23,125,266                 -           -       23,125,266     23,125,266      -
 Trust Company                                               23,899,198    -           -       23,586,656     26,138,952  $312,542


                                   SIGNATURES

     Inland Steel Industries Thrift Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 INLAND STEEL INDUSTRIES THRIFT PLAN
                                 ------------------------------------
                                             (Name of Plan)

Date:   June 26, 1997            By:         VICKI L. AVRIL
                                 -------------------------------------
                                             Vicki L. Avril
                                             Treasurer
                                             and
                                             Member of Inland Steel
                                             Industries Thrift
                                             Plan Committee

                               Index to Exhibits

   Exhibit                                                      Sequential
   Number                 Description                            Page No.
   -------     ----------------------------------               ----------
      1        Consent of Independent Accountants                    --

